950,000 Shares
                                  Common Stock

                            MILESTONE SCIENTIFIC INC.

      Certain of our stockholders are offering to sell as many as 950,000 shares of our Common Stock. An aggregate of up to 800,000 shares will be issued to them if and when they exercise their right to convert up to $2,000,000 principal amount of our 3% Senior Convertible Notes into shares of our Common Stock and up to 150,000 shares will be issued to them if and when we decide to pay the interest due on those Notes in shares of our Common Stock. We will not receive any of the proceeds from the sale of these shares.

            Shares of our Common Stock are traded on the American Stock Exchange under the symbol MS. On May 5, 1999 the closing price was $1.375 per share.

      See "Risk Factors" beginning on Page 5 for certain factors you should consider before buying shares of our Common Stock.

      Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                   The date of this Prospectus is May 5, 1999

                             ----------------------

                                TABLE OF CONTENTS

                                                                            Page

Where You Can Find More Information ..........................................3
Reports to Security Holders ..................................................3
Incorporation of Certain Documents by Reference ..............................3
The Company ..................................................................4
Forward-Looking Statements ...................................................4
Risk Factors .................................................................5
Use of Proceeds...............................................................9
Recent Developments...........................................................9
Selling Stockholders..........................................................13
Plan of Distribution..........................................................14
Certain Provisions of our Certificate of Incorporation........................15
Legal Matters.................................................................15
Experts.......................................................................16

      You may rely only on the information contained in this Prospectus. We have not authorized anyone to provide information that is different from that contained in this Prospectus. This Prospectus may only be used where it is legal to sell these securities. The information in this Prospectus may not be accurate after the date appearing on the cover.

                     WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with that statute, have filed various reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect these reports, proxy statements and other information at the public reference facilities of the Securities and Exchange Commission at its principal offices at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, Suite 1300, New York, New York 10048. You can get copies of these reports, proxy statements and other information from these offices upon payment of the required fees. These reports, proxy statements and other information can also be accessed from the web site maintained by the Securities and Exchange Commission at http://www.sec.gov. The public may obtain information on operations of the public reference room by calling the Securities and Exchange Commission at (800) SEC-0330.

      We have filed a Registration Statement on Form S-3 with the Securities and Exchange Commission under the Securities Act with respect to the shares offered by this Prospectus. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information included in the Registration Statement and the accompanying exhibits. Statements contained in this Prospectus regarding the contents of any document is not necessarily complete and are qualified in their entirety by such reference. You should refer to the actual document as filed with the Securities and Exchange Commission. You can get copies of the Registration Statement and the accompanying exhibits from the Securities and Exchange Commission upon payment of the required fees or it may be inspected free of charge at the public reference facilities and regional offices referred to above.

                         REPORTS TO SECURITY HOLDERS

      We furnish our stockholders with annual reports containing audited financial statements. In addition, we are required to file reports on Forms 8-KSB, 10-QSB and 10-KSB with the Securities and Exchange Commission.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents filed by us with the Securities and Exchange Commission are incorporated in this Prospectus by reference:

      (1) Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998; and

      Each document filed after the date of this Prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act but before this offering terminates is incorporated in this Prospectus by reference and is to be treated as part of this Prospectus from the date it was filed. Any statement contained in a document incorporated or deemed to be incorporated in this Prospectus by reference is modified or superseded to the extent that a statement contained in this Prospectus or in any other subsequently filed document which is incorporated in this Prospectus by reference modifies or supersedes such statement.

      Upon written or oral request, we will provide, without charge, each person to whom a copy of this Prospectus is delivered, a copy of any document incorporated by reference in this Prospectus (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to Milestone Scientific Inc., 220 South Orange Avenue, Livingston Corporate Park, Livingston, New Jersey 07039, (973) 716-0087 Attention: Thomas Stuckey, Chief Financial Officer.

                                 THE COMPANY

      We were organized in August 1989 under the laws of Delaware. Our principal executive office is located at 220 South Orange Avenue, Livingston Corporate Park, Livingston, New Jersey 07039, telephone number (973) 716-0087.

                          FORWARD-LOOKING STATEMENTS

      This Prospectus contains certain "forward-looking statements" based on current expectations, assumptions, estimates and projections about us and the industry in which we operate. We use words such as "plan," "believes," "expects," "future" and "intends" and similar expressions to identify forward-looking statements. These forward-looking statements involve numerous risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, as more fully described elsewhere in this Prospectus. We undertake no obligation to update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                 RISK FACTORS

      You should carefully consider the risk factors described below, as well as other information appearing in this Prospectus or incorporated by reference, before purchasing shares of our Common Stock.

      Unless stated to the contrary, all references in this Prospectus to "we," "us," "our" or "the Company" refer to Milestone Scientific Inc. (formerly U.S. Opportunity Search, Inc.), its wholly owned subsidiaries, Princeton PMC, Inc. ("Princeton PMC") and Sagacity I, Inc., doing business in the United States as the Wisdom Toothbrush Co. ("Wisdom"), and its 69% owned subsidiary, Spintech, Inc. ("Spintech").

       History of Losses; Accumulated Deficit. Our operations commenced in November 1995, when we acquired a 65% interest in Spintech. For the fiscal years ending December 31, 1995, 1996 and 1997 we had limited revenues. For the fiscal year ended December 31, 1998 our revenues were approximately $8.8 million. In addition, we have had losses for each of the years ended December 31, 1995, 1996, 1997 and 1998 including a loss of approximately $10.7 million for 1998. At December 31, 1998 we had an accumulated deficit of approximately $20.9 million. We cannot assure you we will be able to generate operating profits and resultant cash flow sufficient to fund our operations in the future.

       Need for Market Acceptance of "The Wand". As with any new technology, there is substantial risk that the marketplace will not accept the potential benefits of such technology or be willing to pay for any cost differential with the existing technologies. Market acceptance of the Company's principal product, "The Wand," depends, in large part, upon our ability to educate potential customers of the distinctive characteristics and benefits of The Wand and will require substantial marketing efforts and expense. During the first quarter of 1998 and through the next month and a half of the second quarter, the Company in an effort to meet the demand for the product, maintained high levels of production and committed capital to increase production capacity. The product's early success was then tempered by significant returns and declining sales throughout the remainder of the year. In addition, during the last quarter of 1998, less than 300,000 disposable handpieces were sold. Since at least one disposable handpiece should be used for each patient visit, this reflects a low level of usage of The Wand units by dentists. Unless equipment sales and rates of usage of the equipment improve, we may be forced to curtail marketing efforts and rely on the gradual build-up of demand as a result of increasing placement of units in dental schools and from growing awareness of the benefits of The Wand technology as a result of additional clinical studies. We cannot assure that our current or proposed products will be accepted by the end users or that any of the current or proposed products will be able to compete effectively against current and future alternative products.

      Limited Financial Resources; Need for Additional Financing. Our capital requirements have been and will continue to be significant. Assuming no improvement to our business operations, we believe that we have sufficient working capital for the next 12 months. However, if we have underestimated our operating expenses or our expected revenue, we will be required to borrow funds or sell equity securities, or curtail or reduce our activities. We have no current arrangements for future additional financing. We cannot assure you any sources of additional financing will be available on acceptable terms, or at all. To the extent that any future financing involves the sale of our equity securities, the ownership interest of our stockholders could be substantially diluted.

      Highly Competitive Industry; Technological and Product Obsolescence. We face intense competition from many companies in the medical and dental device industry, including well-established academic institutions, possessing substantially greater financial, marketing, personnel, and other resources. Most of our competitors have established reputations, stemming from their success in the development, sale, and service of competing dental products. Further, rapid technological change and research may adversely affect our product. Current or new competitors could, at any time, introduce new or enhanced products with features that render our products less marketable, or even obsolete. Therefore, we must devote substantial efforts and financial resources to enhance our existing products, to bring our products to market quickly, and to develop new products for related markets. In addition, our ability to compete successfully, require that we establish an effective distribution network. Several regulatory authorities must approve our products before they may be marketed. We cannot assure you that we can compete successfully, that our competitors will not develop technologies or products that render our products less marketable or obsolete, or that we will be able to successfully enhance our existing products, effectively develop new products, or obtain required regulatory approval for those products.

      Limited Distribution; Establishing Distribution Channels. Our future revenues depend on our ability to successfully market and distribute The Wand. During 1998 we relied, primarily, on independent dental distributors to sell The Wand. After the second quarter of 1998, it became apparent that their efforts were largely unsuccessful. Accordingly, we have been forced to consider alternative means of distributing the product, including the use of our own sales force. At present, our sales force is quite limited and, if we decide to market The Wand with our own sales force, that sales force will require substantial expansion and we will incur significant up-front expense. We cannot assure you that we will be able to hire and retain our own sales force or that such force will be able to successfully market and sell The Wand.

      Patent and Intellectual Property Protection. We hold U.S. patents applicable to the "The Wand(TM)" and we have applied for certain improvement patents on The Wand as well as the "SplatrFree(TM)" prophy angle. We rely on a combination of patent, trade secret, and trademark laws and employee and third-party nondisclosure agreements to protect our intellectual property rights. Despite the precautions we have taken to protect our products, unauthorized parties may attempt to reverse engineer, copy, or obtain and use our products and other information we regard as proprietary. We may have to initiate lawsuits to protect our intellectual property rights. Such lawsuits are costly and divert management's time and effort away from our business with no guarantee of success. Our failure to protect our proprietary rights, and the expense of doing so, could have a material adverse effect on our operating results and financial condition. Although we have not received any claims of infringement, it is possible that our products may infringe on existing or future patents or proprietary rights of others. If that happens we may have to modify our processes or to obtain a license. We cannot assure you that we will be able to do so in a timely manner, upon acceptable terms and conditions, or at all.

      Dependence on Manufacturers. We have informal arrangements with certain manufacturers with respect to the manufacture of our products. Termination of the manufacturing relationship with any of these manufacturers could significantly and adversely affect our ability to produce and sell our products. Though alternate sources of supply exist and new manufacturing relationships could be established, we would need to recover our existing tools or have new tools produced. Establishing new manufacturing relationships could involve significant expense and delay. Any curtailment or interruptions of the supply, whether or not as a result or termination of the relationship, would adversely affect us.

       Product Liability. We could be subject to claims for personal injury from the use of our dental and medical products. We have liability insurance in the aggregate amount of $2,000,000 with a per-occurrence limit of $1,000,000 which we believe is adequate, although we cannot assure you that the insurance coverage will be sufficient to pay such claims should they be made. A partially or completely uninsured claim, if successful and of significant magnitude, could have a material adverse effect on us.

      Reliance Upon Management. We depend on the personal efforts and abilities of Leonard Osser, our Chairman and Chief Executive Officer. While we have a key man life insurance policy in the amount of $3,000,000 on the life of Mr. Osser any loss of his services could have a material adverse effect.

      Litigation. On April 10, 1997, the Board of Directors of Spintech terminated the employment of Dr. Ronald Spinello as its Chairman and Director of Research. The action by the Board followed the bringing by Milestone and Spintech of legal action against Dr. Spinello in which they seek, among other things, a declaratory judgment that Dr. Spinello has no personal rights to certain technology developed while he was employed as Director of Research of Spintech relating to the design and production of ancillary components of "The Wand(TM)" and a declaratory judgment that they have not breached Dr. Spinello's employment agreement. Milestone, as principal stockholder of Spintech, also removed Dr. Spinello and Glenn Spinello as directors of Spintech. On May 21, 1997, Dr. Spinello filed an Answer and Counterclaim denying the material allegations of the complaint and making certain counterclaims, including recovery for breach of his employment agreement. On May 28, 1997, Milestone and Spintech filed a reply to the counterclaim denying any liability. Milestone has been advised by its patent counsel that all technology developed by Dr. Spinello while employed by Spintech is owned by Spintech. Further, we believe that ownership of the technology relating to these ancillary components which are the subject of this litigation is not required for the manufacture and sale of its anesthetic delivery system at economically viable prices.

      In addition, a Class Action lawsuit has been brought against the Company seeking damages in an amount that may substantially exceed our insurance coverage. Further, though Milestone believes it has meritorious defenses, the defense of the action would divert management's attention from operation of the business. No assurance can be given that the Company will prevail in this litigation. Failure of the Company to prevail and a judgement or settlement in excess of insurance coverage, if any, could have a material adverse effect on the Company.

      For details of the above litigations, see "Recent Developments, Legal Proceedings--Spinello Lawsuits and Class Action Law Suit."

      No Dividends. We have never paid a cash dividend on our Common Stock. Payment of dividends on our Common Stock is within the discretion of the Board of Directors and will depend upon our earnings, capital requirements and financial condition, and other relevant factors. We do not currently intend to declare any dividends on our Common Stock in the foreseeable future.

      Control by Certain Persons. Our current officers and directors own approximately 30% of the currently outstanding shares of Common Stock. Accordingly, by reason of their stockholdings, and their control of the means for soliciting stockholder votes, the officers and directors will be able to exercise control and, in all likelihood, will be able to continue to elect all directors.

       Limitation of Director Liability. Our Certificate of Incorporation provides that our directors are not be personally liable to us or any of our stockholders for monetary damages for breach of the fiduciary duty of care as a director, including breaches which constitute gross negligence, subject to certain limitations imposed by the Delaware General Corporation Law. Thus, under certain circumstances, neither we nor our stockholders can recover damages even if directors take actions which harm us.

       Government Regulation and FDA Clearance. The manufacture and sale of the Company's "SplatrFree(TM)" prophy angles and "The Wand(TM)", are subject to extensive regulation by the FDA pursuant to the Federal Food, Drug, and Cosmetic Act ("FDC Act"), and by other federal, state and foreign authorities. Under the FDC Act, these medical devices must receive FDA clearance before they can be commercially marketed in the United States. Some products must undergo rigorous pre-clinical and clinical testing and an extensive FDA approval process before they can be marketed. These processes can take a number of years and require the expenditure of substantial resources. The time required for completing such testing and obtaining such approvals is uncertain, and FDA clearance may never be obtained. Delays or rejections may be based upon changes in FDA policy during the period of product development and FDA regulatory review of each submitted application. Similar delays may also be encountered in other countries. While the "SplatrFree(TM)" prophy angle and "The Wand(TM)" have received FDA marketing clearance there can be no assurance that all of our products under development will obtain the required regulatory clearance on a timely basis, or at all. If regulatory clearance of a product is granted, such clearance may impose limitations on the indicated uses for which the product may be marketed. In addition, modifications may be made to our products to incorporate and enhance their functionality and performance based upon new data and design review. There can be no assurance that the FDA will not request additional information relating to product improvements, that any such improvements would not require further regulatory review thereby delaying the testing, approval and commercialization of the our products or that ultimately any such improvements will receive FDA clearance. FDA regulations also require manufacturers of medical devices to adhere to certain "Good Manufacturing Practices" ("GMP"), which include testing, design, quality control and documentation procedures. Compliance with applicable regulatory requirements is subject to continual review and will be monitored through periodic inspections by the FDA. Later discovery of previously unknown problems with a product, manufacturer, or facility may result in restrictions on such product or manufacturer, including fines, delays or suspensions of regulatory clearances, seizures or recalls of products, operating restrictions, halt of operations and criminal prosecution and could have a material adverse effect on us.

      Restricted Securities; Possible Volatility of Market Price. Shares of our Common Stock are currently traded on The American Stock Exchange. From time to time the market prices of dental and medical product companies have been affected by various factors, including adverse publicity. We cannot assure you that the market price of our Common Stock will not be volatile as a result of factors such as our financial results, possible adverse publicity resulting from any infractions of governmental regulations and various other factors affecting dental and medical product companies or the market generally. In recent years the stock market has experienced wide price fluctuations not necessarily related to the operating performance of companies.

       Effect of Outstanding Warrants and Options. We currently have outstanding options and warrants to purchase 2,455,530 shares of our Common Stock at prices ranging from $1.56 to $23.00 per share. Holders of these warrants and options are given the opportunity to profit from a rise in the market price of our Common Stock and are likely to exercise their securities at a time when we would be able to obtain additional equity capital on more favorable terms. Thus, the terms upon which we will be able to obtain additional equity capital may be adversely affected since the holders of outstanding options and warrants can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than the exercise terms provided by such outstanding securities. We have granted registration rights with respect to our shares of our Common Stock covered by these warrants.

                               USE OF PROCEEDS

      All shares of our Common Stock offered by this Prospectus are being registered for the account of the selling stockholders. We will not receive any of the proceeds from the sale of these shares.

                             RECENT DEVELOPMENTS

Private Offering

      In March 1999, we sold at face amount, $2.25 million principal amount of our 3% senior convertible promissory notes due March 15, 2003. The Convertible Notes are convertible into shares of our Common Stock at the option of the note holders. Until maturity conversion prices of the notes range from $2.50 per share in the first year to $6.00 per share in the fourth year. 800,000 of the shares of our Common Stock covered by this Prospectus will be issued assuming that all of the Convertible Notes are converted at the lowest possible conversion price. Alternatively, if the Convertible Notes are converted at the highest conversion price, only 333,333 shares of our Common Stock will be issued to the noteholders. In addition, at its option, the Company may pay interest on the Convertible Notes in shares of its Common Stock. This Prospectus also covers the resale of an estimated 150,000 shares of Common Stock payable as interest on $2.00 million principal amount of the Convertible Notes assuming that future market prices used in determining the number of shares issued for such purpose are at current levels. Leonard Osser, Chairman and Chief Executive Officer purchased $250,000 of the Notes but has waived his right to have his underlying shares, or any shares issued in payment of interest, included in this Registration Statement.

Registration Rights

      We agreed to register the re-offer and re-sale of the shares of our Common Stock into which the notes described in the preceding paragraph are convertible by filing the Registration Statement of which this Prospectus is a part under the Securities Act and the securities laws of states reasonably selected by the note holders. We agreed to pay all the expenses and fees incurred in connection with the preparation, filing and modification or amendment of the Registration Statement.

Legal Proceedings

Spinello Lawsuits

      On March 26, 1997, Milestone and Spintech commenced legal action in the United States District Court of New Jersey against Ronald Spinello, DDS, former Chairman and Director of Research of Spintech. In the complaint, plaintiffs seek recovery of compensatory and punitive damages for extortion and tortious interference with existing and prospective contract and business relationships, a declaratory judgment that Dr. Spinello has no personal rights to certain technology developed while he was employed as Director of Research of Spintech relating to the design and production of ancillary components of its computer controlled local anesthetic delivery system, a declaratory judgment that plaintiffs have not breached Dr. Spinello's employment agreement or the agreement for the initial purchase by Milestone of a 65% equity interest in Spintech and injunctive relief. On May 21, 1997, Dr. Spinello filed an answer and counterclaim which denies the material allegations of the complaint and seeks recovery for breach of the defendant's employment agreement, initiates a derivative action against Milestone with respect to various expenditures and actions for which Defendant, on behalf of Spintech, seeks an amount in excess of $75,000, alleges civil conspiracy against Milestone with respect to certain of those matters and the entry into the employment agreement with Defendant and seeks indemnification for expenses, including attorneys fees, in the pending action. On May 25, 1997 the Company filed a reply to counterclaims which denied all of the material allegations of the counterclaims. On December 30, 1997, Dr. Spinello made a motion for leave to join as an additional Defendant on Counterclaim the Company's Chairman, Leonard Osser, and to file an amended Answer and Counterclaim against the Company. Both the Company and Mr. Osser opposed the motion and in addition, the Company made a Cross-Motion to dismiss certain claims asserted in the initial Answer and Counterclaim. The additional claims which Dr. Spinello sought to assert against the Company include a fraud in the inducement claim based upon the alleged failure of the Plaintiffs to advise Dr. Spinello of the legal effects of his employment agreement; and a civil conspiracy claim. Dr. Spinello also sought to add a jury demand through his amended pleading. The Company's Cross-Motion sought to dismiss all of Dr. Spinello's claims, except his claim for unpaid salary, on the basis that his derivative claim is fatally defective because he did not make any demand upon Spintech, the entity on whose behalf he purports to bring suit, and his indemnification claim is fatally defective because the claims against him do not arise by reason of the fact that Dr. Spinello was an officer or director of Spintech.

      On May 5, 1998, the United States Magistrate Judge issued a Report recommending that the Court grant Milestone's motions to dismiss the counterclaims brought by defendant Spinello for a shareholder's derivative action and civil conspiracy, finding that defendant Spinello had failed "to state a claim upon which relief may be granted." The Report also recommended that the Court dismiss defendant Spinello's counterclaim for indemnification against Milestone and a portion of the indemnification claim against Spintech. In a second decision, the Magistrate Judge denied defendant Spinello's motion to join Milestone's Chairman as an additional party and to file an amended answer asserting revised and additional counterclaims against Milestone and Spintech. The Magistrate Judge determined that defendant Spinello's proposed amended counterclaims "are futile and could not withstand a motion to dismiss under federal rule of civil procedure 12(b)(6)". Defendant Spinello timely filed an appeal from the May 5, 1998 Order and objections to the Report. On August 24, 1998, a United States District Judge for the District of New Jersey issued a memorandum opinion and signed an Order denying Dr. Spinello's appeal of the May 5, 1998 Order and affirming the May 5, 1998 Order in its entirety. The Judge further denied in its entirety Dr. Spinello's objections to the Report and granted the Company's motion to dismiss counts one, two, three and four of Dr. Spinello's initial Counterclaim.

      As a result of the affirmance of the May 1998 Order and the adoption of the Report granting the Company's motion to dismiss, the only claims remaining in the litigation with Dr. Spinello are Milestone's claims against Dr. Spinello and Dr. Spinello's counterclaim for unpaid salary for the period subsequent to his alleged wrongful termination, and a portion of his indemnification claim against Spintech.

      In October 1998, the Company received a settlement demand from Counsel for Dr. Spinello and Glenn Spinello which stated that, notwithstanding the United States District Judge's decision, substantial claims remain to be litigated and that there are substantial risks to Milestone from this litigation. The settlement demand letter, which was not accepted by the Company, does not describe the nature of any claims that Dr. Spinello could assert against the Company, but it does allude to potential litigation in other forums and the possibility of future litigation brought by minority stockholders of the Company. If Dr. Spinello does seek to assert additional claims, or if minority stockholders should assert claims, against the Company, the Company intends to vigorously defend such claims and believes that it has meritorious defenses thereto.

      On March 5, 1999, the parties completed discovery. The parties are currently preparing various dispositive motions for summary judgment on certain of the issues remaining in the case. The motions are scheduled to be filed on or about April 15, 1999, with a return date of May 10, 1999. If the motions for summary judgment are not granted, the Court will hold a trial on any remaining issues in late 1999. The Company believes that it has meritorious defenses to Dr. Spinello's claims and meritorious claims against Dr. Spinello. Moreover, Milestone has been advised by its patent counsel that all technology developed by Dr. Spinello while employed by Spintech is owned by Spintech. The Company believes that ownership of the technology relating to these ancillary components which are the subject of this litigation in no way prevents the manufacture and sale of its anesthetic delivery system at economically viable prices.

      On May 20, 1997, Glenn R. Spinello filed a Complaint in the Court of Common Pleas, York County, Pennsylvania seeking damages as a result of the alleged breach of his Employment Agreement. On June 20, 1997, the Company and Spintech filed a notice of Removal which transferred venue of Glenn Spinello's lawsuit to the United States District Court for the Middle District of Pennsylvania. On June 27, 1997, the Company and Spintech filed an Answer to Glenn Spinello's Complaint which denied the material allegations of the Complaint and asserted counterclaims based upon Glenn Spinello's breach of his Employment Agreement. On July 27, 1997 Glenn Spinello filed a reply to the counterclaims by the Company and Spintech, denying the material allegations of the counterclaims. On March 16, 1999, the parties completed discovery. Although the case is scheduled for trial during the fall of the 1999 term, Glenn Spinello's attorney advised the Company's attorney that he intends to move for summary judgment. Any such motion must be filed by April 16, 1999. The Company intends to oppose such a motion and, if successful, proceed to trial. The Company believes it has meritorious defenses to Glenn Spinello's claims and meritorious counterclaims.

Class Action Lawsuit

      Several class action lawsuits have been commenced against the Company, certain present and former executive officers, one outside director and consultants in the United States District Court for the District of New Jersey. The District Judge before whom the cases are pending has entered an order consolidating all of the class actions into one consolidated action. The Complaints contain generally overlapping and similar allegations of violations of the Securities Exchange Act of 1934, including allegations that the Company and certain of the other defendants violated the Act by issuing false and misleading financial statements and disseminating misleading statements about, among other things, the demand for the Company's principal product, its expected sales growth, the acceptance of that product by dental professionals, shipments during certain time periods and misrepresentations as to third-party evaluations of the efficacy of the product through failure to disclose the issuance of stock options to certain consultants. On October 22, 1998, the District Judge entered an order appointing lead plaintiff to represent the interests of all class members. Milestone believes that material allegations of the complaints lack merit and intends to vigorously defend the above actions. Specifically, Milestone believes that its financial statements present fairly its results of operations, that the information which it has publicly disclosed does not contain any material misstatements or misrepresentations and that stock options issued to persons who published research reports were issued for other services for the Company, principally service as spokespersons and demonstrators of the Company's product. Further, the Company continues to believe that The Wand(TM) embodies superior technology, is a major advance in dentistry and may ultimately become the accepted method for delivering local dental anesthesia.

Derivative Action Lawsuit

      In February 1999, a purported owner of Milestone stock, had commenced a derivative action on behalf of the Company, in the Court of Chancery of the State of Delaware in Newcastle County, against certain present and former executive officers and directors. In the action, plaintiff alleges that, based on the same facts as the class actions described above, the defendants engaged in violations of the securities laws, committed fraud and securities fraud, wasted corporate assets and damaged the Company's reputation. As a derivative action, even if the plaintiff is successful, any award, after deduction of plaintiff's costs and disbursements, would be payable to the Company. Nevertheless, Milestone believes that the material allegations of the complaint lack merit and intends to provide a legal defense for its present and former officers and directors in accordance with the indemnification provisions of its Certificate of Incorporation.

                             SELLING STOCKHOLDERS

      The following table sets forth certain information as to the ownership of our Common Stock by the Selling Stockholders on April 13, 1999 adjusted to assume the conversion of our 3% Convertible Notes at the price of $2.50 per share. Unless otherwise indicated, it is assumed that each Selling Stockholder listed below possess sole voting and investment power with respect to the shares now owned by the Selling Stockholders, including those issuable upon conversion of the notes. In addition, unless otherwise indicated, none of these selling stockholders has had a material relationship with us or any of our predecessors or affiliates within the past three years.

                                                                     Percentage
                                                                      of Common
                                         Number of    Shares to be   Stock Owned
                                        Shares that      Owned          After
                          Shares Owned    May Be       After the         the
 Selling Stockholder         (1)(2)       Sold(2)      Offering(3)   Offering(3)
 -------------------         ------       -------      -----------   -----------
Cumberland Partners(4)      824,800       460,000        364,800        3.97
K. Tucker Andersen(5)       772,500       100,000        672,500        7.63
LongView Partners(6)        152,200        50,000        102,200        1.17
LongView Partners
  B,L.P.(7)                  94,500        66,000         28,500         *
LongView Partners
  C,L.P.(8)                  37,500        24,000         13,500         *
Strategic
  Restructuring
  Partnership L.P.(9)       100,000       100,000             --          --

----------
*     Less than 1%

(1) Includes shares issuable upon conversion of the 3% Convertible Notes at an assumed conversion price of $2.50 per share

(2) Excludes an undetermined number of shares (estimated for purposes of the Prospectus at an aggregate of 150,000 shares) that may be issued by the Company to the Selling Stockholders as payment of interest on the 3% Convertible Notes and may be sold by the Selling Stockholders pursuant to this Prospectus

(3) Assumes conversion of certain of the 3% Convertible Notes owned by the applicable Selling Stockholder into an aggregate of 800,000 shares (resulting in an estimated 9,517,882 outstanding shares) and the subsequent sale in the Offering of all shares received upon such stockholder's conversion of such Notes but does not take into account any conversion of the 3% Convertible Notes by any other Selling Stockholder.

(4)   Includes 460,000 shares underlying the 3% Convertible Notes

(5) Includes 641,500 shares owned by certain partnership and individual accounts which are managed by Cumberland Associates LLC, a limited liability company in which Mr. Andersen is a member, and as to which Mr. Andersen disclaims beneficial ownership except to the extent of his pecuniary interest in certain of those shares; includes 100,000 shares underlying the 3% Convertible Notes; and includes 31,000 shares, some of which are owned by Mr. Andersen's wife and children and as to which Mr. Andersen disclaims beneficial ownership

(6)   Includes 50,000 shares underlying the 3% Convertible Notes

(7)   Includes 66,000 shares underlying the 3% Convertible Notes

(8)   Includes 24,000 shares underlying the 3% Convertible Notes

(9)   Includes 100,000 shares underlying the 3% Convertible Notes

                             PLAN OF DISTRIBUTION

      Sales of the shares of our Common Stock covered by this Prospectus may be effected from time to time in transactions (which may include block transactions) on the American Stock Exchange (or other markets on which shares of our Common Stock is then traded), in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. None of the selling stockholders has entered into agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares. The selling stockholders may effect transactions by selling their shares directly to purchasers or to or through broker-dealers, who may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling stockholders and any broker-dealers that act in connection with the sale of the shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the securities against certain liabilities, including liabilities arising under the Securities Act. As used herein, "selling stockholders" includes donees and pledgees selling shares received from a named selling stockholder after the date of this Prospectus.

      Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

      We have agreed to keep the Registration Statement, of which this Prospectus is a part, effective until all the shares covered by this Prospectus are sold or can be sold freely under an appropriate exemption from the securities laws of the United States and the states, without limitation.

      In order to comply with the applicable securities laws of certain states, if any, the shares covered by this Prospectus will be offered or sold through registered or licensed brokers or dealers in those states. In addition, in certain states the shares may not be offered or sold unless they have been registered or qualified for sale in such states or an exemption from such registration or qualification requirement is available and such offering or sale is in compliance therewith.

      Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the shares may not simultaneously engage in market making activities with respect to such securities for a period beginning when such person becomes a distribution participant and ending upon such person's completion of participation in a distribution, including stabilization activities in the Common Stock to effect syndicate covering transactions, to impose penalty bids or to effect passive market making bids. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rule 10b-5 and, insofar as the selling stockholders are distribution participants, Regulation M and Rules 100, 101, 102,

103, 104 and 105 thereof, all of which may affect the marketability of the shares covered by this Prospectus.

      We will pay all of the expenses relating to the registration of the shares covered by this Prospectus except for selling commissions. These expenses are estimated at $30,000.

            CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION

Limitation of Director Liability; Indemnification

      Our Certificate of Incorporation provides that a director will not be personally liable to us or to our stockholders for monetary damages for breach of the fiduciary duty of care as a director, including breaches which constitute gross negligence. This provision does not eliminate or limit the liability of a director (i) for breach of his or her duty of loyalty to us or to our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to unlawful payments or dividends or unlawful stock repurchases or redemptions), (iv) for any improper benefit or
(v) for breaches of a director's responsibilities under the Federal securities laws.

      Our Certificate of Incorporation also provides that we indemnify and hold harmless each of our directors and officers to the fullest extent authorized by the Delaware General Corporation Law, against all expense, liability and loss (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith.

Section 203 of Delaware General Corporation Law

      Section 203 of the Delaware General Corporation Law prohibits us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved in a prescribed manner. As a result, potential acquirors may be discouraged from attempting to effect acquisition transactions with us thereby possibly depriving our stockholders of certain opportunities to sell or otherwise dispose of their securities at above-market prices pursuant to such transactions.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to our Certificate of Incorporation, Bylaws and the Delaware General Corporation Law, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable.

                                LEGAL MATTERS

      Morse, Zelnick, Rose & Lander, LLP, 450 Park Avenue, New York, New York 10022 will deliver an opinion that the issuance of the shares covered by this Prospectus has been approved by our Board of Directors and that such shares, when issued, will be fully paid and non-assessable under Delaware law. Members of and counsel to Morse, Zelnick, Rose & Lander, LLP own, in the aggregate, the following securities: 169,083 shares of our Common Stock; options or warrants to purchase 139,250 shares of our Common Stock, all of which are currently exerciseable; and warrants to purchase 83,333 units, each unit consisting of one share of our Common Stock and a warrant to purchase one share of our Common Stock.

                                   EXPERTS

      Our financial statements for the year ended December 31, 1998 incorporated in this Prospectus by reference to the Form 10-K have been so incorporated in reliance on the report of Grant Thornton LLP, independent accountants, given on the authority of such firms as experts in accounting and auditing.

                                        ========================================

                                                     950,000 Shares
                                                      Common Stock

                                                MILESTONE SCIENTIFIC INC.

                                                       ----------
                                                       PROSPECTUS
                                                       ----------

                                                       May 5, 1999

                                        ========================================